UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 4, 2010

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

Motorcar Parts of America, Inc.

File No. 001-33861 - CF# 23837

Motorcar Parts of America, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to a Form 8-K filed on May 5, 2009, as amended.

Based on representations by Motorcar Parts of America, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through March 31, 2014
Exhibit 10.2	through March 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel